UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 28, 2025

_____

In the Matter of

The Cannabist Company Holdings Inc.
321 Billerica Road
Chelmsford, MA 01824

**ORDER DECLARING THE APPLICATION
FOR QUALIFICATION OF THE TRUST
INDENTURE EFFECTIVE PURSUANT TO
SECTION 307(c) OF THE TRUST
INDENTURE
ACT OF 1939, AS AMENDED**

File No: 022-29126

_____

      The Cannabist Company Holdings Inc. filed with the Commission an application on Form T-3 and a Form T-6 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

      It is ORDERED that the application shall become effective and the indenture qualified at 5:00 p.m. on May 28, 2025.

      Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Loan Lauren Nguyen
Office Chief